
May 18, 2021

Michael Killelea
Executive Vice President, General Counsel and Corporate Secretary
GOODRICH PETROLEUM CORP
801 Louisiana St., Suite 700
Houston, TX 77002

> **Re: GOODRICH PETROLEUM CORP**
> **Registration Statement on Form S-1**
> **Filed May 7, 2021**
> **File No. 333-255923**

Dear Mr. Killelea:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Telle